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                             March 31, 2023

       Riccardo Canevari
       Chief Executive Officer
       Radiopharm Theranostics Ltd
       Level 3, 62 Lygon Street, Carlton VIC 3053
       Australia

                                                        Re: Radiopharm
Theranostics Ltd
                                                            Amendment No. 1 to
Registration Statement on Form 20FR12B
                                                            Filed March 20,
2023
                                                            File No. 001-41621

       Dear Riccardo Canevari:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 20FR12B

       RAD Clinical Development Pipeline, page 26

   1. We note your response to prior comment two. Your pipeline table should include material product candidates in
development. Given your lack of current plans to develop RAD201, it does not appear that
it is appropriate to continue to include this product candidate in your pipeline table.
The facts that development could be resumed and the results of your
                                                        Phase I trials
supported your decision to pursue another candidate trial, which is depicted in the table, is not
sufficient to continue to continue to include RAD201 in your pipeline table.
       Stock Purchase Agreement with Pharma15 and its selling stockholders, page 70

   2. We note your disclosure regarding your recent acquisition of Pharma15 via a stock purchase agreement, the
terms of which provide for post-closing contingent consideration
 Riccardo Canevari
Radiopharm Theranostics Ltd
March 31, 2023
Page 2
       of $3.2 million to Pharma15 selling stockholders which could be satisfied by the issuance of Radiopharm ordinary shares depending on the price of such shares at the time a grant occurs. Given your statement that you can issue up to 47,000,000 ordinary shares without shareholder approval to satisfy the contingent consideration under ASX listing rules, and that this number of shares appears to be material relative to the number of ordinary shares currently issued and outstanding, please include risk factor disclosure addressing dilution your shareholders may experience and the potential impact such additional issuance may have on the market price of your ordinary shares.
Sublicense Agreement with NeoIndicate, page 70

3. Please disclose your obligation to pay an annual license maintenance fee and quantify the amount of the fee.
Jurisdiction and Arbitration, page 89

4. We note your revisions in response to prior comment 9, which we reissue. You now state both on page 89 and in your risk factor on page 20 that the arbitration provisions of the
       Deposit Agreement do not preclude ADS holders from pursuing claims under the
       Securities Act or the Exchange Act    in federal courts," mirroring the
third paragraph of
       Section 7.6 in the Deposit Agreement. However, the fourth paragraph of
Section 7.6
       states that ADS holders irrevocably agree that any legal suit, action or proceeding against or involving the Company or the Depositary may be instituted in a state or federal court in
       New York, New York. Please revise exhibit 2.1 to eliminate this internal inconsistency by stating that the arbitration provisions will not preclude ADS holders from pursuing
       Securities Act or Exchange Act claims in state or federal courts, and make conforming changes to your prospectus disclsoure. In this regard, we note that
Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-
551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameRiccardo Canevari
Comapany NameRadiopharm Theranostics Ltd                    Division of
Corporation Finance
                                                            Office of Life
Sciences
March 31, 2023 Page 2
cc:
FirstName Alberto Pacchioni
          LastName